ASX

Market Announcement

31 May 2021

Immuron Limited (ASX: IMC) – Suspension from Official Quotation

Description

The securities of Immuron Limited ('IMC') will be suspended from quotation immediately under Listing Rule 17.2, at the request of IMC, pending the release of an announcement regarding a planned acquisition.

Issued by

Melissa Kostopoulos
Compliance Adviser, Listings Compliance (Melbourne)

IMMURON LIMITED

Monday 31st May 2021

Melissa Kostopoulos
ASX Compliance Pty Ltd
Level 4, North Tower Rialto,
525 Collins Street, Melbourne, VIC. 3000

Sent via email: Melissa.Kostopoulos@asx.com.au

Dear Melissa;

Immuron Limited (ASX: IMC) – Voluntary suspension request

Pursuant to ASX Listing Rule 17.2, Immuron Limited (ASX: IMC) (the "Company") requests that the Company's securities be suspended from quotation with immediate effect.

The Company provides the following information for the purposes of ASX Listing Rule 17.2:

a) The Company is currently involved in a planned acquisition. The ASX are requesting further information relating to the planned acquisition;

b) The Company requests that the voluntary suspension remain in place until the Company releases an announcement in connection to the planned acquisition. At this stage, the length of the suspension is not expected to exceed 5 business days; and

c) The Company is not aware of any reason why the voluntary suspension should not be granted or of any other information necessary to inform the market or ASX about the voluntary suspension.

For and on behalf of the Company,

Kind Regards;

Phillip Hains
Company Secretary
Immuron Limited